Dreyfus Premier Emerging Markets Fund

SEMIANNUAL REPORT November 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Emerging Markets Fund, covering the six-month period from June 1, 2005, through November 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, D. Kirk Henry.

The global economy demonstrated remarkable resiliency over the past six months, expanding at a steady pace despite the headwinds of soaring energy prices, higher U.S. interest rates and the dislocations caused by a series of natural disasters. Unlike the U.S. stock market, which traded within a relatively narrow range, international stocks in many regions rallied amid improving business conditions in those regions, particularly the emerging markets of Asia, Latin America and Eastern Europe. However, a strengthening U.S. dollar relative to other major currencies eroded some of those returns for U.S. investors.

As the end of 2005 approaches, the global economy and financial markets may be reaching an inflection point. Investors' reactions to changes in the economic outlook for the United States and China, as well as the effects of higher fuel and commodity prices on inflation, may set the tone for the international markets in 2006. As always, we encourage you to discuss these and other market forces with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2005



DISCUSSION OF FUND PERFORMANCE

D. Kirk Henry, Senior Portfolio Manager

How did Dreyfus Premier Emerging Markets Fund perform relative to its benchmark?

For the six-month period ended November 30, 2005, the fund produced total returns of 19.13% for its Class A shares, 18.64% for Class B shares, 18.70% for Class C shares, 19.34% for Class R shares and 18.96% for Class T shares.[1] This compares with a 23.66% total return provided by the Morgan Stanley Capital International Emerging Markets Index (MSCI EM Index), the fund's benchmark, for the same period.[2]

We attribute the emerging markets' overall performance to steady global economic growth, rising demand for industrial commodities and the local emergence of a growing middle class of consumers. The fund's returns trailed its benchmark, primarily due to its relatively heavy exposure to lagging telecommunications services companies and its limited exposure to several of the MSCI EM Index's better-performing stocks, which we considered too richly valued to meet the fund's investment criteria.

What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue this goal, the fund normally invests at least 80% of its assets in the stocks of companies organized, or with a majority of assets or business, in emerging market countries. "Emerging market" countries generally consist of all countries represented in the MSCI EM Index. Normally, the fund will not invest more than 25% of its total assets in the securities of companies in any single emerging market country.

In selecting stocks, the portfolio manager identifies potential investments through extensive quantitative and fundamental research using a value-oriented, research-driven approach. Emphasizing individual stock selection rather than economic and industry trends, the fund focuses on three key factors: *value,* or how a stock is valued relative to its intrinsic worth based on traditional measures; *business health*, or a company's overall efficiency and profitability as measured by its return on assets and return on equity; and *business momentum,* or the presence of a catalyst that will potentially trigger an increase in the stock's price in the near- or midterm.

What other factors influenced the fund's performance?

Many of the world's emerging markets benefited during the reporting period from a growing global economy, in which a variety of developed nations and formerly third-world countries — most notably China and India — drove rising demand for the commodities required to build and operate their industrial infrastructures, as well as for the finished goods and services needed to satisfy a growing middle class of consumers. As a result, the economies of developing nations throughout Asia, Latin America and Eastern Europe enjoyed strong export activity, rising commodity prices and an increase in local consumer spending. What's more, many emerging-market countries have become more disciplined and effective at allocating their governments' capital across economic sectors, which helped create a more solid foundation for local financial stability, industry diversification and consumption.

In this economic environment, the fund received particularly strong results from its holdings within the energy, industrials and materials sectors. Not surprisingly, energy stocks posted particularly attractive returns as high oil and gas prices boosted earnings. Notable winners included Russian oil and gas companies, such as Gazprom and LUKOIL, as well as Petroleo Brasileiro in Brazil. Within the industrials sector, the fund's holdings in Korean Air Lines, which is primarily an airfreight carrier within Southeast Asia, fared well, as did Bidvest Group, a South African conglomerate that benefited from an improved domestic economy. Despite relatively light exposure to the area, the fund's materials stocks produced stronger returns than the MSCI EM Index's materials component. However, the fund's lack of exposure to Brazil's Companhia Vale do Rio Doce, a diversified mining company, limited the sector's returns.

In addition, the fund's relative performance was hindered somewhat by its telecommunications services holdings. Fixed-line carriers, such as India's Mahanagar Telephone Nigam and Mexico's Teléfonos de México (Telmex), faced greater competition from wireless providers, hurting their stock prices. The fund's information technology stocks also held back its relative returns, as several semiconductor companies and contract manufacturers suffered due to greater competition from China. However, the fund's limited exposure to this area helped it avoid the full brunt of the information technology sector's weakness.

What is the fund's current strategy?

As of the end of the reporting period, stocks of steel producers have come down in price due to an oversupply of the commodity, and we have added to the fund's holdings. In addition, we have added to positions in several specialty chemical companies whose margins have narrowed in light of recently moderating oil prices. Finally, we have increased the fund's exposure to information technology companies that we believe could benefit from increased demand for notebook computers and flat-screen televisions during the holiday season.

December 15, 2005

---

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of gross dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Emerging Markets (MSCI EM) Index is a market capitalization-weighted index composed of companies representative of the market structure of 26 emerging market countries in Europe, Latin America and the Pacific Basin.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Emerging Markets Fund from June 1, 2005 to November 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 9.89	$ 13.98	$ 13.76	$ 7.92	$ 11.64
Ending value (after expenses)	$1,191.30	$1,186.40	$1,187.00	$1,193.40	$1,189.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 9.10	$ 12.86	$ 12.66	$ 7.28	$ 10.71
Ending value (after expenses)	$1,016.04	$1,012.28	$1,012.48	$1,017.85	$1,014.44

† *Expenses are equal to the fund's annualized expense ratio of 1.80% for Class A, 2.55% for Class B, 2.51% for Class C, 1.44% for Class R and 2.12% for Class T; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2005 (Unaudited)

Common Stocks−92.0%	Shares	Value ($)
Brazil−6.8%		
Banco Itau Holding Financeira, ADR	193,950	4,918,572
Brasil Telecom Participacoes, ADR	249,760	9,690,688
Centrais Eletricas Brasileiras	126,585	2,305,705
Cia de Saneamento Basico do Estado de Sao Paulo	117,615	7,389,171
Cia de Saneamento Basico do Estado de Sao Paulo, ADR	182,400	2,865,504
Empresa Brasileira de Aeronautica, ADR	230,130	8,678,202
Grendene	556,300	5,531,571
Petroleo Brasileiro, ADR	536,919	36,295,724
Telecomunicacoes Brasileiras, ADR	76,120	2,645,170
Unibanco, ADR	132,370	8,185,761
Votorantim Celulose e Papel, ADR	219,900	2,711,367
		91,217,435
Chile−.3%		
Banco Santander Chile, ADR	98,000	**4,238,500**
China−4.7%		
Beijing Capital International Airport, Cl. H	3,639,000	1,560,302
Byd, Cl. H	1,571,000	2,380,395
China Petroleum & Chemical, ADR	31,100	1,400,433
China Petroleum & Chemical, Cl. H	21,138,700	9,472,576
China Shenhua Energy, Cl. H	4,004,500	4,466,830
China Telecom, Cl. H	32,087,800	11,068,754
Huadian Power International, Cl. H	27,607,800	7,565,293
Huaneng Power International, Cl. H	5,467,600	3,736,867
PetroChina, Cl. H	9,088,000	7,090,203
Sinopec Shanghai Petrochemical, Cl. H	2,506,000	872,529
Sinopec Yizheng Chemical Fibre, Cl. H	13,741,400	2,445,373
Sinotrans, Cl. H	13,413,000	4,843,050
Weiqiao Textile, Cl. H	2,779,500	3,691,806
Yanzhou Coal Mining, Cl. H	4,468,000	2,837,621
		63,432,032
Croatia−.4%		
Pliva, GDR	414,800 [a]	**5,413,140**
Egypt−.2%		
Commercial International Bank, GDR	292,000 [a]	**2,715,600**

Common Stocks (continued)	Shares	Value ($)
Hong Kong–3.7%		
Beijing Enterprises Holdings	872,000	1,506,802
Brilliance China Automotive Holdings	10,273,000	1,470,467
China Mobile (Hong Kong)	2,514,400	12,288,775
China Resources Enterprise	3,661,400	6,515,703
CNOOC	8,445,000	5,608,437
Denway Motors	33,256,500	10,292,545
Global Bio-Chem Technology Group	7,210,000	3,114,692
Panva Gas Holdings	2,865,000 b	1,422,395
Shanghai Industrial Holdings	4,085,500	7,612,864
		49,832,680
Hungary–1.6%		
Gedeon Richter	48,372	8,700,858
Magyar Telekom	2,685,533	12,099,867
		20,800,725
India–8.5%		
Bharat Petroleum	1,124,436	10,683,908
Dr. Reddy's Laboratories	103,582	2,045,294
Dr. Reddy's Laboratories, ADR	554,600	11,746,428
GAIL India	455,840	2,674,049
GAIL India, GDR	205,900 a	7,185,910
Hindalco Industries	1,823,270	4,986,280
Hindalco Industries, GDR	2,209,000 a	5,964,300
Hindalco Rights	455,818	262,383
Hindustan Petroleum	1,659,363	12,333,527
Mahanagar Telephone Nigam	4,055,150	10,563,574
Mahanagar Telephone Nigam, ADR	380,521	2,378,256
Oil & Natural Gas	347,756	7,747,075
Reliance Industries	1,223,025	21,987,799
State Bank of India	248,500	4,855,741
State Bank of India, GDR	204,000 a	9,300,360
		114,714,884
Indonesia–1.8%		
Bank Mandiri Persero	21,534,500	2,771,023
Gudang Garam	5,969,400	6,520,193
Indofood Sukses Makmur	53,099,200	4,502,177
Telekomunikasi Indonesia	19,313,400	10,595,880
		24,389,273

Common Stocks (continued)	Shares	Value ($)
Israel−.8%		
Bank Hapoalim	746,193	3,249,473
Bank Leumi Le-Israel	985,000	3,582,972
Super-Sol	1,355,591	3,353,319
		10,185,764
Malaysia−4.3%		
AMMB Holdings	5,040,800	3,044,913
Bumiputra Commerce Holdings	4,872,700	7,164,786
Gamuda	6,642,800	6,335,695
Genting	1,962,100	10,656,524
Kuala Lumpur Kepong	1,933,100	4,250,823
Malayan Banking	758,500	2,250,682
MK Land Holdings	1,917,800	327,720
Proton Holdings	483,200	896,119
Resorts World	2,774,200	8,305,328
Sime Darby	8,484,900	14,162,106
		57,394,696
Mexico−7.2%		
Cemex	1,004,362	5,646,832
Coca-Cola Femsa, ADR	733,630	18,480,140
Controladora Comercial Mexicana	8,362,000	12,351,200
Desc, Ser. B	13,209,200 [b]	3,314,338
Embotelladoras Arca	1,075,200	2,365,918
Grupo Aeroportuario del Sureste, ADR	69,900	2,190,666
Grupo Continental	4,043,750	6,585,476
Kimberly-Clark de Mexico, Cl. A	3,268,200	11,898,148
Telefonos de Mexico, ADR	1,516,440	34,013,749
		96,846,467
Philippines−.9%		
ABS-CBN Broadcasting	4,130,600 [b]	1,089,616
Bank of Philippine Islands	5,784,068	6,263,754
Manila Electric, Cl. B	5,700,264 [b]	2,506,132
SM Prime Holdings	14,509,700	2,202,509
		12,062,011
Poland−1.1%		
Powszechna Kasa Oszczednosci Bank Polski	935,100	7,895,184
Telekomunikacja Polska	1,001,951	7,251,100
		15,146,284

Common Stocks (continued)	Shares	Value ($)
Russia–4.0%		
Gazprom, GDR	267,930	18,969,444
LUKOIL, ADR	618,300	35,274,015
		54,243,459
South Africa–9.8%		
Alexander Forbes	2,174,428	4,742,372
Aveng	2,408,156	6,872,464
Bidvest Group	709,866	9,668,013
Illovo Sugar	2,777,520	4,596,978
Impala Platinum Holdings	35,329	4,639,493
Nampak	4,822,560	12,009,778
Nedbank Group	1,787,792	24,196,721
Network Healthcare Holdings	3,457,300	3,492,060
Old Mutual	4,314,506	11,286,834
Sanlam	5,791,861	11,924,156
Sappi	1,630,029	17,434,881
Sasol	362,102	12,042,062
Shoprite Holdings	1,115,344	2,915,594
Steinhoff International Holdings	2,028,528	5,500,402
		131,321,808
South Korea–19.0%		
CJ	12,683	1,266,465
Daelim Industrial	111,930	7,343,213
Hyundai Department Store	37,020	2,718,014
Hyundai Motor	157,700	13,023,753
Industrial Bank of Korea	384,670	5,863,759
INI Steel	51,130	1,090,181
Kangwon Land	279,361	5,525,230
Kookmin Bank	302,130	19,821,360
Kookmin Bank, ADR	85,502	5,642,277
Korea Electric Power	657,050	22,028,449
Korea Electric Power, ADR	26,800	451,312
Korea Fine Chemical	27,566	279,250
Korean Air Lines	223,300	5,913,734
KT, ADR	835,150	18,231,325

Common Stocks (continued)	Shares	Value ($)
South Korea (continued)		
Kumho Tire	363,000	5,480,897
Kumho Tire, GDR	260,000 [a]	1,989,000
LG Chem	224,790	11,385,890
LG Electronics	250,810	19,019,456
POSCO	44,120	8,832,513
POSCO, ADR	108,390	5,393,486
Samsung Electro-Mechanics	325,410	10,831,302
Samsung Electronics	54,214	31,278,314
Samsung Fire & Marine Insurance	78,665	8,234,590
Samsung SDI	79,667	8,301,048
SK	144,270	7,516,237
SK Telecom	22,960	4,308,461
SK Telecom, ADR	1,089,300	23,016,909
		254,786,425
Taiwan—13.9%		
Accton Technology	4,310,260 [b]	1,941,935
Advanced Semiconductor Engineering	10,754,863	7,749,547
Benq	7,821,450	7,071,055
China Motor	7,323,330	6,740,903
China Steel	3,564,000	2,669,105
Chinatrust Financial Holding	2,603,799	2,093,729
Chunghwa Telecom, ADR	475,100	8,276,242
Compal Electronics	6,167,877	5,419,701
Compal Electronics, GDR	2,865,934 [a]	13,498,549
Delta Electronics	1,422,030	2,863,959
Elan Microelectronics	3,014,846	1,182,892
First Financial Holding	17,702,850	12,359,854
Formosa Chemicals & Fibre	1,695,000	2,670,287
Nien Hsing Textile	5,057,000	3,244,036
Optimax Technology	5,366,181	9,222,361
Powerchip Semiconductor	8,745,000	4,827,095
Quanta Computer	11,522,663	17,671,372
SinoPac Financial Holdings	28,637,103	13,030,264
Sunplus Technology	6,149,123	6,182,973

Common Stocks (continued)	Shares	Value ($)
Taiwan (continued)		
Taishin Financial Holdings	2,724,997	1,435,043
Taiwan Mobile	10,459,429	9,268,698
Uni-President Enterprises	3,606,000	1,527,807
United Microelectronics	44,885,382	25,043,835
United Microelectronics, ADR	2,731,388	8,439,989
Yageo	34,976,200 b	12,209,919
		186,641,150
Thailand−2.5%		
Charoen Pokphand Foods	29,340,000	3,593,670
CP Seven Eleven	9,678,000	1,349,709
Delta Electronics Thai	2,889,000	1,023,027
Kasikornbank	4,963,500	7,704,681
Krung Thai Bank	34,863,300	8,413,530
Siam Commercial Bank	7,180,600	8,316,120
Siam Makro	1,767,600	2,872,403
		33,273,140
Turkey−.5%		
Tupras Turkiye Petrol Rafine	423,405	**7,428,705**
Total Common Stocks		
(cost $904,984,697)		**1,236,084,178**

Preferred Stocks−4.0%		
Brazil:		
Centrais Eletricas Brasileiras	172,810	3,167,207
Cia de Tecidos do Norte de Minas	80,843	7,801,131
Cia Energetica de Minas Gerais	176,599	7,126,209
Cia Paranaense de Energia	1,114,615	9,622,210
Duratex	461,273	4,857,700
Klabin	1,265,800	2,460,086
Telecomunicacoes de Sao Paulo	390,714	8,114,479
Telemar Norte Leste, Cl. A	134,300	3,944,930
Telemig Celular Participacoes	3,506,694	6,577,527
Total Preferred Stocks		
(cost $30,692,987)		**53,671,479**

Short-Term Investments—2.4%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
3.82%, 12/8/2005	2,300,000	2,298,321
3.85%, 12/15/2005	15,000,000	14,977,200
3.83%, 12/22/2005	15,034,000	15,000,324
Total Short-Term Investments (cost $32,276,245)		**32,275,845**
Total Investments (cost $967,953,929)	**98.4%**	**1,322,031,502**
Cash and Receivables (Net)	**1.6%**	**22,116,272**
Net Assets	**100.0%**	**1,344,147,774**

ADR—*American Depository Receipts.*
GDR—*Global Depository Receipts.*

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2005, these securities amounted to $46,066,859 or 3.4% of net assets.*

[b] *Non-income producing.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Telecommunications	12.5	Automobiles	2.9
Banking	8.5	Chemicals	2.7
Energy	7.6	Multi-Industry	2.6
Electronic Components	7.5	Metals	2.5
Energy Equipment & Services	6.7	Short-Term Investments	2.4
Financial Services	5.2	Technology	2.3
Utilities	4.5	Wholesale	2.1
Healthcare	4.1	Other	17.9
Beverages & Tobacco	3.3		
Electrical & Electronics	3.1		**98.4**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	967,953,929	1,322,031,502
Cash		4,534,544
Cash denominated in foreign currencies	23,990,929	24,075,163
Receivable for investment securities sold		8,566,873
Dividends receivable		1,852,501
Receivable for shares of Common Stock subscribed		758,961
Unrealized appreciation on forward currency exchange contracts–Note 4		1,825
Prepaid expenses		45,451
		1,361,866,820
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		1,660,579
Payable for investment securities purchased		13,458,387
Payable for shares of Common Stock redeemed		1,581,608
Unrealized depreciation on forward currency exchange contracts–Note 4		13,863
Accrued expenses		1,004,609
		17,719,046
Net Assets ($)		**1,344,147,774**
Composition of Net Assets ($):		
Paid-in capital		805,594,151
Accumulated undistributed investment income–net		13,756,037
Accumulated net realized gain (loss) on investments		170,545,936
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		354,251,650
Net Assets ($)		**1,344,147,774**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	1,294,136,286	4,150,665	8,858,945	36,935,207	66,671
Shares Outstanding	55,720,570	182,100	387,741	1,583,027	2,902
Net Asset Value Per Share ($)	**23.23**	**22.79**	**22.85**	**23.33**	**22.97**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended November 30, 2005 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $1,918,759 foreign taxes withheld at source)	14,154,339
Interest	124,177
Total Income	**14,278,516**
Expenses:	
Management fee–Note 3(a)	7,754,021
Shareholder servicing costs–Note 3(c)	2,204,317
Custodian fees	985,107
Prospectus and shareholders' reports	69,528
Distribution fees–Note 3(b)	46,650
Directors' fees and expenses–Note 3(d)	43,725
Professional fees	40,828
Registration fees	39,605
Loan commitment fees–Note 2	3,501
Miscellaneous	40,098
Total Expenses	**11,227,380**
Less–reduction in custody fee due to earnings credit–Note 1(c)	(88,458)
Net Expenses	**11,138,922**
Investment Income–Net	**3,139,594**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	102,986,675
Net realized gain (loss) on forward currency exchange contracts	(620,065)
Net Realized Gain (Loss)	**102,366,610**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	106,859,187
Net Realized and Unrealized Gain (Loss) on Investments	**209,225,797**
Net Increase in Net Assets Resulting from Operations	**212,365,391**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2005 (Unaudited)	Year Ended May 31, 2005
Operations ($):		
Investment income–net	3,139,594	12,470,035
Net realized gain (loss) on investments	102,366,610	121,329,167
Net unrealized appreciation (depreciation) on investments	106,859,187	99,067,676
Net Increase (Decrease) in Net Assets Resulting from Operations	**212,365,391**	**232,866,878**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	–	(3,933,579)
Class R shares	–	(168,397)
Net realized gain on investments:		
Class A shares	–	(84,899,860)
Class B shares	–	(324,091)
Class C shares	–	(692,939)
Class R shares	–	(1,934,208)
Class T shares	–	(5,828)
Total Dividends	**–**	**(91,958,902)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	142,380,635	280,156,797
Class B shares	279,862	312,306
Class C shares	754,832	1,984,277
Class R shares	5,331,269	18,220,801
Dividends reinvested:		
Class A shares	–	74,873,230
Class B shares	–	298,088
Class C shares	–	544,950
Class R shares	–	1,736,656
Class T shares	–	5,828
Cost of shares redeemed:		
Class A shares	(123,885,233)	(327,417,654)
Class B shares	(278,314)	(855,341)
Class C shares	(1,102,515)	(4,734,626)
Class R shares	(600,796)	(3,465,379)
Class T shares	–	(36,698)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**22,879,740**	**41,623,235**
Total Increase (Decrease) in Net Assets	**235,245,131**	**182,531,211**
Net Assets ($):		
Beginning of Period	1,108,902,643	926,371,432
End of Period	**1,344,147,774**	**1,108,902,643**
Undistributed investment income–net	13,756,037	10,616,443

	Six Months Ended November 30, 2005 (Unaudited)	Year Ended May 31, 2005
Capital Share Transactions:		
Class A [a]		
Shares sold	6,542,265	14,745,184
Shares issued for dividends reinvested	–	3,818,113
Shares redeemed	(5,752,196)	(17,666,264)
Net Increase (Decrease) in Shares Outstanding	**790,069**	**897,033**
Class B [a]		
Shares sold	13,480	16,385
Shares issued for dividends reinvested	–	15,379
Shares redeemed	(12,650)	(45,979)
Net Increase (Decrease) in Shares Outstanding	**830**	**(14,215)**
Class C		
Shares sold	34,509	109,766
Shares issued for dividends reinvested	–	28,061
Shares redeemed	(51,874)	(270,667)
Net Increase (Decrease) in Shares Outstanding	**(17,365)**	**(132,840)**
Class R		
Shares sold	246,177	981,337
Shares issued for dividends reinvested	–	88,424
Shares redeemed	(27,934)	(183,188)
Net Increase (Decrease) in Shares Outstanding	**218,243**	**886,573**
Class T		
Shares issued for dividends reinvested	–	299
Shares redeemed	–	(2,026)
Net Increase (Decrease) in Shares Outstanding	**–**	**(1,727)**

[a] During the period ended November 30, 2005, 4,108 Class B shares representing $91,967 were automatically converted to 4,037 Class A shares and during the period ended May 31, 2005, 893 Class B shares representing $16,756 were automatically converted to 882 Class A shares.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended November 30, 2005	Year Ended May 31,				
Class A Shares	(Unaudited)	2005	2004	2003[a]	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	19.50	16.77	12.25	13.07	11.65	13.61
Investment Operations:						
Investment income−net[b]	.05	.23	.16	.10	.25	.13
Net realized and unrealized gain (loss) on investments	3.68	4.22	4.47	(.83)	1.33	(.37)
Total from Investment Operations	3.73	4.45	4.63	(.73)	1.58	(.24)
Distributions:						
Dividends from investment income−net	–	(.08)	(.11)	(.10)	(.16)	(.13)
Dividends from net realized gain on investments	–	(1.64)	–	–	–	(1.59)
Total Distributions	–	(1.72)	(.11)	(.10)	(.16)	(1.72)
Redemption fee added to paid-in capital	–	–	–	.01	.00[c]	.00[c]
Net asset value, end of period	23.23	19.50	16.77	12.25	13.07	11.65
Total Return (%)	19.13[d,e]	26.47[d]	37.65[d]	(5.39)[d]	13.80	(.99)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.91[e]	1.85	1.86	1.96	1.82	1.79
Ratio of net expenses to average net assets	.90[e]	1.85	1.86	1.96	1.82	1.79
Ratio of net investment income to average net assets	.25[e]	1.22	.97	.90	2.18	1.02
Portfolio Turnover Rate	20.99[e]	41.36	47.45	48.52	62.10	78.00
Net Assets, end of period ($ x 1,000)	1,294,136	1,070,893	906,065	542,076	529,455	257,183

[a] *The fund changed to a five class fund on November 15, 2002. The existing shares were redesignated Class A shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
See notes to financial statements.

| Class B Shares | Six Months Ended November 30, 2005 (Unaudited) | | Year Ended May 31, | |
		2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	19.21	16.61	12.20	10.84
Investment Operations:				
Investment income (loss)−net[b]	(.03)	.06	.02	.10
Net realized and unrealized gain (loss) on investments	3.61	4.18	4.46	1.36
Total from Investment Operations	3.58	4.24	4.48	1.46
Distributions:				
Dividends from investment income−net	−	−	(.07)	(.10)
Dividends from net realized gain on investments	−	(1.64)	−	−
Total Distributions	−	(1.64)	(.07)	(.10)
Net asset value, end of period	22.79	19.21	16.61	12.20
Total Return (%)[c]	18.64[d]	25.46	36.70	13.56[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.29[d]	2.67	2.63	1.46[d]
Ratio of net expenses to average net assets	1.28[d]	2.67	2.63	1.46[d]
Ratio of net investment income (loss) to average net assets	(.12)[d]	.32	.11	1.06[d]
Portfolio Turnover Rate	20.99[d]	41.36	47.45	48.52
Net Assets, end of period ($ x 1,000)	4,151	3,481	3,246	536

[a] *From November 15, 2002 (commencement of initial offering) to May 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended November 30, 2005 (Unaudited)	Year Ended May 31,		
		2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	19.25	16.63	12.22	10.84
Investment Operations:				
Investment income (loss)−net[b]	(.02)	.07	.02	.11
Net realized and unrealized gain (loss) on investments	3.62	4.19	4.46	1.37
Total from Investment Operations	3.60	4.26	4.48	1.48
Distributions:				
Dividends from investment income−net	−	−	(.07)	(.10)
Dividends from net realized gain on investments	−	(1.64)	−	−
Total Distributions	−	(1.64)	(.07)	(.10)
Net asset value, end of period	22.85	19.25	16.63	12.22
Total Return (%)[c]	18.70[d]	25.47	36.72	13.75[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.27[d]	2.61	2.58	1.47[d]
Ratio of net expenses to average net assets	1.26[d]	2.61	2.58	1.47[d]
Ratio of net investment income (loss) to average net assets	(.09)[d]	.39	.11	1.11[d]
Portfolio Turnover Rate	20.99[d]	41.36	47.45	48.52
Net Assets, end of period ($ x 1,000)	8,859	7,797	8,947	1,726

[a] *From November 15, 2002 (commencement of initial offering) to May 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

Class R Shares	Six Months Ended November 30, 2005 (Unaudited)	Year Ended May 31,		
		2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	19.55	16.80	12.27	10.84
Investment Operations:				
Investment income–net[b]	.09	.29	.21	.14
Net realized and unrealized gain (loss) on investments	3.69	4.24	4.47	1.40
Total from Investment Operations	3.78	4.53	4.68	1.54
Distributions:				
Dividends from investment income–net	–	(.14)	(.15)	(.11)
Dividends from net realized gain on investments	–	(1.64)	–	–
Total Distributions	–	(1.78)	(.15)	(.11)
Net asset value, end of period	23.33	19.55	16.80	12.27
Total Return (%)	19.34[c]	26.87	38.19	14.32[c]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.73[c]	1.49	1.52	.89[c]
Ratio of net expenses to average net assets	.72[c]	1.49	1.52	.89[c]
Ratio of net investment income to average net assets	.41[c]	1.52	1.26	1.61[c]
Portfolio Turnover Rate	20.99[c]	41.36	47.45	48.52
Net Assets, end of period ($ x 1,000)	36,935	26,675	8,036	2,745

[a] From November 15, 2002 (commencement of initial offering) to May 31, 2003.

[b] Based on average shares outstanding at each month end.

[c] Not annualized.

See notes to financial statements.

Class T Shares	Six Months Ended November 30, 2005 (Unaudited)	Year Ended May 31,		
		2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	19.31	16.63	12.19	10.84
Investment Operations:				
Investment income–net[b]	.02	.14	.07	.06
Net realized and unrealized gain (loss) on investments	3.64	4.18	4.47	1.39
Total from Investment Operations	3.66	4.32	4.54	1.45
Distributions:				
Dividends from investment income–net	–	–	(.10)	(.10)
Dividends from net realized gain on investments	–	(1.64)	–	–
Total Distributions	–	(1.64)	(.10)	(.10)
Net asset value, end of period	22.97	19.31	16.63	12.19
Total Return (%)[c]	18.96[d]	25.84	37.33	13.47[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.07[d]	2.27	2.24	1.49[d]
Ratio of net expenses to average net assets	1.06[d]	2.27	2.24	1.49[d]
Ratio of net investment income to average net assets	.10[d]	.77	.45	.52[d]
Portfolio Turnover Rate	20.99[d]	41.36	47.45	48.52
Net Assets, end of period ($ x 1,000)	67	56	77	5

[a] *From November 15, 2002 (commencement of initial offering) to May 31, 2003.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Emerging Markets Fund (the "fund") is a separate non-diversified series of Dreyfus International Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers one series, the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase. Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to

U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended May 31, 2005 was as follows: ordinary income $27,407,547 and long-term capital gains $64,551,355. The tax character of current year distributions, if any, will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowings. During the period ended November 30, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of 1.25% of the value of the fund's average daily net assets and is payable monthly.

During the period ended November 30, 2005, the Distributor retained $14,940 from commissions earned on sales of the fund's Class A shares and $1,773 and $269 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at the annual rates of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended November 30, 2005, Class B, Class C and Class T shares were charged $14,953, $31,619 and $78, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended November 30, 2005, Class A, Class B, Class C and Class T shares were charged $1,496,457, $4,984, $10,540 and $78, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2005, the fund was charged $123,316 pursuant to the transfer agency agreement.

During the period ended November 30, 2005, the fund was charged $1,854 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $1,347,796, Rule 12b-1 distribution plan fees $7,769, shareholder services plan fees $262,154, chief compliance officer fees $1,548 and transfer agency per account fees $41,312.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended November 30, 2005, amounted to $249,872,304 and $250,506,891, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates.

The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at November 30, 2005:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Brazilian Real, expiring 12/1/05	1,709,036	781,095	772,446	(8,649)
Brazilian Real, expiring 12/2/05	357,538	162,665	161,599	(1,066)
Hong Kong Dollar, expiring 12/1/2005	444,282	57,300	57,292	(8)
Malaysian Ringgit, expiring 12/1/2005	1,882,953	498,268	498,862	594
Mexican Peso, expiring 12/1/2005	7,089,746	670,051	671,282	1,231
Poland Zloty, expiring 12/1/2005	2,882,823	872,420	869,289	(3,131)
Poland Zloty, expiring 12/2/2005	2,230,911	673,239	672,711	(528)
Thai Bhat, expiring 12/1/2005	27,248,561	661,373	660,892	(481)
Total				**(12,038)**

At November 30, 2005, accumulated net unrealized appreciation on investments was $354,077,573, consisting of $385,274,592 gross unrealized appreciation and $31,197,019 gross unrealized depreciation.

At November 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for federal reporting purposes (see the Statement of Investments).

At separate meetings of the fund's Board of Directors held on June 8-9, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board members discussed the results of the comparisons for various periods ended April 30, 2005, and noted that the fund's performance was higher than the comparison group and Lipper category averages for the 3-year and 5-year periods (with the fund ranked first in the comparison group for the 5-year period), and that the fund outperformed its benchmark in 7 of the previous 8 calendar years. The Board members noted that the fund's performance for the 1-year and more recent 3-month and 4-month periods, however, was lower than the comparison group and Lipper category averages and discussed with representatives of the Manager the reasons for the fund's underperformance compared to the comparison group and Lipper category for the 1-year and more recent periods. The Board members also discussed the fund's management fee and expense ratio, and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund's management fee is in the bottom half (i.e., higher than most) of the comparison group funds and that its total expense ratio is slightly higher than the comparison group but lower than the Lipper category averages.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund, of which there was one (the "Similar Fund"), and by other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Separate Accounts" and, collectively with the Similar Fund, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in management of the Similar Accounts as compared to managing and providing services to the fund; it was noted that the Similar Fund was a mutual fund included in the "emerging markets" fund category by Lipper. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided. It was noted that the Similar Fund had the same management fee as the fee borne by the fund. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, including the increase in fund assets, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Directors expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

• The Board generally was satisfied with the fund's 3-year and 5-year performance, noting that the fund was in the top half of the comparison group rankings for such periods, and that the fund outperformed its benchmark in 7 of the previous 8 calendar years.

• The Board concluded that the fee paid by the fund to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

• The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus Premier
Emerging Markets Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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